SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 27 October 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Group", "BOI")

BOI passes the ECB Comprehensive Assessment with substantial capital buffers

26 October 2014

The ECB has announced the results of its comprehensive assessment, which covers 130 European banks, including the Group.

The overall result for Bank of Ireland confirms that the Group has passed the ECB Comprehensive Assessment, with substantial capital buffers over the threshold capital ratios in both the baseline and adverse stress test scenarios* as follows:

BOI                                Threshold                                Buffer
Baseline scenario                                 12.43%                                8%                                        4.43%
Adverse scenario                                   9.31%                                5.5%                                     3.81%

Detailed results of the comprehensive assessment are published on the ECB website and further detailed disclosures in relation to the EU-wide stress tests are published on the EBA's website. The relevant disclosure templates in relation to Bank of Ireland are also available on the Group's website at http://www.bankofireland.com/about-bank-of-ireland/investor-relations/financial-information/financial-information

The Group continues to expect to maintain a buffer over a Common Equity Tier 1 ratio of 10 per cent on a Basel III transitional basis. The Group will issue its Interim Management Statement on Friday, 31 October 2014.

Ends

For further information please contact:

Bank of Ireland

Andrew Keating                                  Group Chief Financial Officer                                                      +353 (0)766 23 5141

Mark Spain                                           Director of Group Investor Relations                                         +353 (0)766 23 4850

Brian Kealy                                           Head of Capital Management                                                      +353 (0)766 23 4719

Pat Farrell                                              Head of Group Communications                                                 +353 (0)766 23 4770

*The 'BOI' Column in the table shows the Group's lowest Basel III transitiional CET1 ratio in the 3 year period 2014 to 2016, in both baseline and adverse scenarios, as projected under the ECB's comprehensive assessment process. The 'threshold' column shows the capital ratios required to pass the ECB's comprehensive assessment. The 'buffer' column shows the difference between the first 2 columns.

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks, such as those associated with crises in the Middle East and increasing political tensions in respect of the Ukraine, which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of extensive asset quality review and stress tests being conducted in advance of the European Central Bank assuming responsibility for supervision and any further capital or other assessments undertaken by regulators; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment provisions; implications of the Personal Insolvency Act 2012 and measures introduced by the Central Bank of Ireland to address mortgage arrears on the Group's distressed debt recovery and impairment provisions; The impact on lending and other activity arising from the emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible changes in the level of such stockholding; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the Eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with implementation of the Single Supervisory Mechanism and establishment of the Single Resolution Mechanism and the conduct and outcomes of asset quality reviews and stress tests; the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the implications of the continuing obligations components of the Group's revised EU Commission restructuring plan and the Group's ability to achieve net interest margin increases and cost reductions; the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland, the United Kingdom and the Isle of Man that may be unable to meet their obligations to customers; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations; the exposure of the Group to NAMA losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations; the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive; and the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 27 October 2014